Filed by North Fork Bancorporation, Inc.
                               Pursuant to Rule 425 under the Securities
                               Act of 1933 and deemed filed pursuant to Rules 14d-2 and 14a-12 of the Securities Exchange Act of 1934
                               Subject Company:  Dime Bancorp, Inc.
                               Commission File No. 001-13094




                             NORTH FORK BANCORP
                           275 Broad Hollow Road
                             Melville, NY 11747
                               (631) 844-1258
                               (631) 844-1471


 FOR IMMEDIATE RELEASE

 Contact:                                Daniel M. Healy
 Robert Siegfried/Jeremy Fielding        Executive Vice President
 Kekst and Company                       Chief Financial Officer
 212-521-4800                            516-844-1258


                    NORTH FORK RESPONDS TO DIME BANCORP
                      REJECTION OF ITS EXCHANGE OFFER

           MELVILLE, N.Y. - MARCH 7, 2000 - NORTH FORK BANCORPORATION, INC. (NYSE:NFB) In response to Dime Bancorp, Inc.'s rejection of North Fork Bancorporation, Inc.'s premium offer to acquire all outstanding shares of Dime Bancorp, Inc., John Adam Kanas, Chairman, President and Chief Executive Officer of North Fork, observed that "Dime's recent comments rejecting North Fork's offer might strike some as humorous if they weren't costing Dime shareholders so much money. Considering that Dime senior officers and directors collectively own less than one percent of Dime's outstanding shares, I suppose this type of response was predictable." He continued, "The argument describing a combination with North Fork as a 'step backward' is merely self-serving given the fact that North Fork is widely respected as one of the best performing commercial banks in America today. Apparently, S&P doesn't agree with Dime management either, since they just placed Dime on Credit-Watch with positive implications because of the possibility of being acquired by a higher-rated entity."

           "It is curious that Dime management labeled our offer as inadequate when the implied value in the ill-conceived Hudson United merger, which they are recommending, is currently less than $12 per share," said Mr. Kanas. He added, "The only premium being paid in the Hudson United deal is to Dime management."

           As previously reported, on March 7, 2000, Dime announced that its board of directors rejected North Fork's proposed exchange offer of .9302 shares of North Fork common stock and $2 in cash for each outstanding Dime share. A special meeting of the Dime shareholders is scheduled for March 15, 2000 seeking their approval. North Fork's offer is conditioned upon Dime shareholders voting against the Hudson United merger.

           DIME SHAREHOLDERS IN NEED OF ASSISTANCE OR HAVING ANY QUESTIONS VOTING THEIR SHARES SHOULD CALL:

                           D.F. KING & CO., INC.

                              77 Water Street
                          New York, New York 10005
                         Toll Free: 1-800-755-7250

 Investors and security holders are advised to read North Fork's preliminary proxy statement with respect to North Fork's solicitation of proxies against the proposed Dime/Hudson merger, which is on file with the Securities and Exchange Commission, and North Fork's registration statement with respect to its exchange offer for Dime common stock, when it becomes available, because each of these documents contains, or will contain, important information. Investors and security holders may obtain a free copy of the preliminary proxy statement, the exchange offer registration statement (when available) and other documents filed by North Fork with the SEC at the SEC's Internet web site at www.sec.gov. The proxy statement, the exchange offer registration statement (when available) and such other documents may also be obtained for free from North Fork by directing such request to: North Fork Bancorporation, Inc., 275 Broad Hollow Road, Melville, New York 11747, Attention: Corporate Secretary, telephone:
 (516) 844-1004.

 North Fork, its directors and executive officers and certain other persons may be deemed to be "participants" in North Fork's solicitation of proxies from Dime stockholders. A detailed list of the names, affiliations and interests of the participants in the solicitation is contained in a statement on Schedule 14A filed by North Fork with the Securities and Exchange Commission on March 7, 2000.


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